Exhibit 99.2

Vitru Limited. Consolidated financial statements and independent auditor's report
December 31, 2020

PricewaterhouseCoopers Auditores Independentes

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Vitru Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vitru Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Florianópolis, Brasil

March 29, 2021

We have served as the Company's auditor since 2016.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2020	2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents	8	85,930	2,457
Short-term investments	8	515,201	72,321
Trade receivables	9	115,115	88,130
Income taxes recoverable		2,240	4,711
Prepaid expenses	11	10,223	8,938
Other current assets		3,081	1,858
		731,790	178,415

Assets classified as held for sale	12	-	36,433
TOTAL CURRENT ASSETS		731,790	214,848

NON-CURRENT ASSETS
Trade receivables	9	6,924	3,786
Indemnification assets	19	9,191	14,801
Deferred tax assets	10	50,775	37,146
Other non-current assets		3,625	1,359

Right-of-use assets	13	127,921	88,534
Property and equipment	14	96,669	70,033
Intangible assets	15	660,950	658,170
TOTAL NON-CURRENT ASSETS		956,055	873,829

TOTAL ASSETS		1,687,845	1,088,677

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of financial position at

(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2020	2019
LIABILITIES

CURRENT LIABILITIES
Trade payables		32,240	29,978
Loans and financing	16	151,757	-
Lease liabilities	13	23,365	17,265
Labor and social obligations	17	26,785	16,784
Taxes payable		2,404	1,657
Prepayments from customers		9,657	3,186
Accounts payable from acquisition of subsidiaries	18	134,988	128,888
Other current liabilities		1,364	349
		382,560	198,107

Liabilities directly associated with assets classified as held for sale	12	-	23,284
TOTAL CURRENT LIABILITIES		382,560	221,391

NON-CURRENT
Lease liabilities	13	125,988	85,923
Share-based compensation	22	46,260	34,950
Accounts payable from acquisition of subsidiaries	18	139,873	250,652
Provisions for contingencies	19	14,439	18,403
Deferred tax liabilities	10	-	24,958
Other non-current liabilities		777	1,067
TOTAL NON-CURRENT LIABILITIES		327,337	415,953

TOTAL LIABILITIES		709,897	637,344

EQUITY	20
Share capital		6	548,380
Capital reserves		1,022,056	(1,248)
Revenue reserves		-	429
Accumulated losses		(44,114)	(96,228)
TOTAL EQUITY		977,948	451,333

TOTAL LIABILITIES AND EQUITY		1,687,845	1,088,677

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31

(In thousands of Brazilian Reais, except earnings per share)

	Note	2020	2019	2018
NET REVENUE	24	519,179	461,067	383,449

Cost of services rendered	25	(221,452)	(211,547)	(184,161)

GROSS PROFIT		297,727	249,520	199,288

General and administrative expenses	25	(73,852)	(125,344)	(90,667)
Selling expenses	25	(86,604)	(100,949)	(70,646)
Net impairment losses on financial assets	9	(76,840)	(58,178)	(44,578)
Other income (expenses), net	26	512	(905)	(1,041)
Operating expenses		(236,784)	(285,376)	(206,932)

OPERATING PROFIT		60,943	(35,856)	(7,644)

Financial income	27	36,558	19,194	22,026
Financial expenses	27	(64,418)	(60,390)	(64,597)
Financial results		(27,860)	(41,196)	(42,571)

PROFIT (LOSS) BEFORE TAXES		33,083	(77,052)	(50,215)

Current income taxes	10	(19,556)	(14,813)	(10,640)
Deferred income taxes	10	38,587	25,705	15,651
Income taxes		19,031	10,892	5,011

PROFIT (LOSS) FOR THE YEAR		52,114	(66,160)	(45,204)

Other comprehensive income		-	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)		52,114	(66,160)	(45,204)

Basic earnings per share (R$) (*)	21	2.79	(3.93)	(2.78)
Diluted earnings per share (R$) (*)	21	2.68	(3.93)	(2.78)

(*) The basic and diluted earnings per common share are in effect with the reverse share split occurred on September 2, 2020.

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of changes in equity.

(In thousands of Brazilian Reais)

		Capital reserves
	Share capital	Additional paid-in capital	Treasury Shares	Share-based compensation	Revenue reserves	Accumulated losses	Total
DECEMBER 31, 2017	434,000	-	-	1,927	-	15,639	451,566

Loss for the year	-	-	-	-	-	(45,204)	(45,204)
Capital Increase	111,054	-	-	-	-	-	111,054
Transfer to revenue reserves	-	-	-	-	429	(429)	-
Dividends	-	-	-	-	-	(74)	(74)
Employee share program
Value of employee services	-	-	-	596	-	-	596
Issue of shares to employees	1,455	-	-	-	-	-	1,455
DECEMBER 31, 2018	546,509	-	-	2,523	429	(30,068)	519,393

Loss for the year	-	-	-	-	-	(66,160)	(66,160)
Employee share program
Value of employee services	-	-	-	(1,927)	-	-	(1,927)
Issue of shares to employees	1,871	-	-	(1,844)	-	-	27
Share repurchase	-	-	(2,238)	2,238	-	-	-
DECEMBER 31, 2019	548,380	-	(2,238)	990	429	(96,228)	451,333

Profit for the year	-	-	-	-	-	52,114	52,114
Transfer to revenue reserves	-	-	-	-	-	-	-
Employee share program	-	-	-	-	-	-	-
Value of employee services	-	-	-	525	-	-	525
Corporate reorganization (Note 1.1)	(548,376)	546,567	2,238	-	(429)	-	-
Issuance of common shares in initial public offering (Note 1.1)	2	521,556	-	-	-	-	521,558
Share issuance costs (Note 1.1)	-	(47,582)	-	-	-	-	(47,582)
DECEMBER 31, 2020	6	1,020,541	-	1,515	-	(44,114)	977,948

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Consolidated statement of cash flows for the year ended December 31,

(In thousands of Brazilian Reais)

	Note	2020	2019	2018
Cash flows from operating activities
Profit (loss) before taxes		33,083	(77,052)	(50,215)
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	13 / 14 / 15	51,474	62,445	56,284
Impairment of non-current assets	15	-	51,022	33,537
Net impairment losses on financial assets	9	76,840	58,178	44,578
Provision for revenue cancellation	9	(2,076)	(443)	234
Provision for contingencies	19	3,695	3,781	3,384
Accrued interests		34,189	45,018	49,577
Share-based compensation	6	11,823	26,372	7,450
Modification of lease contracts	13	(935)	-	-
Rent concessions	13	(2,046)	-	-
Loss on sale or disposal of non-current assets	14	45	2	1,330
Changes in operating assets and liabilities:
Trade receivables		(79,548)	(79,969)	(54,831)
Prepayments		(1,113)	(1,939)	(1,224)
Other assets		(294)	(875)	(40)
Trade payables		1,283	13,906	926
Labor and social obligations		7,306	3,427	801
Other taxes payable		747	(1,636)	(4,586)
Prepayments from customers		6,359	2,104	(1,940)
Other payables		725	(6,350)	2,767
Cash from operations		141,557	97,991	88,032

Income tax paid		(18,736)	(12,697)	(9,444)
Interest paid	13 / 16 / 18	(41,774)	(27,543)	(23,201)
Contingencies paid	19	(5,134)	(1,702)	(5,237)
Net cash provided by operating activities		75,913	56,049	50,150

Cash flows from investing activities
Purchase of property and equipment	14	(25,544)	(28,470)	(23,191)
Purchase and capitalization of intangible assets	15	(30,919)	(16,266)	(11,769)
Payments for the acquisition of interests in subsidiaries	18	(117,248)	(107,988)	(117,247)
Sale (acquisition) of short-term investments, net		(436,584)	103,227	(6,595)
Net cash used in investing activities		(610,295)	(49,497)	(158,802)

Cash flows from financing activities
Payments of lease liabilities	13	(6,121)	(6,103)	(3,793)
Proceeds from loans and financing	16	150,000	-	-
Proceeds from initial public offering, net of share issuance costs	1.1	473,976	-	-
Capital contributions		-	1,871	112,509
Share repurchase		-	(2,238)	-
Net cash provided by (used in) financing activities		617,855	(6,470)	108,716

Net increase in cash and cash equivalents		83,473	82	64

Cash and cash equivalents at the beginning of the year		2,457	2,375	2,311
Cash and cash equivalents at the end of the year		85,930	2,457	2,375
		83,473	82	64

See Note 28 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the consolidated financial statements.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (hereafter referred to as “Vitru Brazil”) formerly denominated Treviso Empreendimentos, Participações e Comércio S.A., through the completion of the corporate reorganization described below.

Until the contribution of Vitru Brazil shares to Vitru Limited, in September 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflect the operations of Vitru Brazil after the corporate reorganization.

Vitru is a holding company jointly controlled by Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, and the Carlyle Group, through the investment funds “Mundi Holdings I LLC” and “Mundi Holdings Ii LLC”

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via distance learning, through 709 (December 31, 2019 – 526) learning centers (“hubs”) across the country.

These consolidated financial statements were authorized for issue by the Board of Directors on March 29th, 2021.

1.1.	Corporate reorganization and initial public offering

On March 5, 2020, Vitru was incorporated in the Cayman Islands, for the purposes of its initial public offering (“IPO”).

On September 2, 2020, each of Vitru Brazil ́s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited. As a result of this exchange, a reverse share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 21) and per share data as if the reverse share split had been in effect for all periods presented.

On September 17, 2020, Vitru Limited priced its initial public offering (“IPO”) of 6,000,000 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on September 18, 2020 under the symbol “VTRU”. The initial offering price was US$ 16.00 per Class A common share.

On September 22, 2020, the share capital of Vitru Limited was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting US$ 5,328 thousand (or R$ 28,946) in underwriting discounts and commissions and other offering expenses totaled US$ 3,430 thousand (or R$ 18,636). The share issuance costs totaled R$ 47,582.

1.2.	Coronavirus pandemic

The Company is closely monitoring the situation of the 2019 novel coronavirus, or Covid-19, and taking the necessary measures for the safety and well-being of employees, students, associates and partners. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company´s future performance and financial results. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures, which has resulted in the closure of on-campus learning facilities and hubs.

In response to the outbreak, the Company has efficiently implemented several measures aimed at safeguarding the health of employees, students and hub partners and the stability of operations, including: (1) creating a crisis management committee and a financial committee to discuss the action plan for the Company to address the challenges posed by the Covid-19 pandemic; (2) temporarily replacing in-person weekly meetings at the hubs with online meetings between students and tutors across all units, as a result of which since March 30, 2020 all students have had real-time meetings with their tutors; (3) training teachers and tutors to support students in this new format; (4) remote support to deliver high-quality content to students and maintain high levels of engagement and a superior learning experience; (5) making no changes to the course schedule or curriculum; (6) putting in place remote emotional and psychological support to students and employees, provided by the Company´s psychology department; and (7) making home office available for all the employees.

As of December 31, 2020, there has been no material impact on the Company’s operations, as most of the Company’s services are already delivered remotely (Distance learning undergraduate courses and most of continuing education courses) or capable of being delivered

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

remotely (some of Continuing education courses and On-campus undergraduate courses). In addition, based on preliminary information available until the approval of these consolidated financial statements:

•

There was no relevant impact on net revenue for the year ended December 31, 2020, which was slightly below the expected for the year but presented a growth 13% when compared to prior year. Student defaults have remained within the expected levels and the engagement of students, compared to 2019, deteriorated very slightly.

•

The provision for expected credit losses increased as result of the methodology used which captures the increase in historical losses with receivables during 2020, which, as a consequence, already reflects the incurred impacts of Covid-19 pandemic.

•

The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in the financial statements.

•

The Company has obtained rent concessions on lease contracts due to the temporary suspension of classes in the on-campus learning facilities and hubs caused by the mandatory school closures during the pandemic. A gain of R$ 2,046 was recognized as Other income (expenses), net, in the statement of profit and loss. Except for these concessions, there were no changes to contractual obligations regarding leased buildings and there were no changes in the expected useful life and residual amount of properties and equipment as a result of Covid-19.

•	No changes in the provision for contingencies against the Company were identified as a result of Covid-19.
•

As an incentive for the students to keep the payment of tuition fees up to the due date, the Company has granted an additional discount of 5% to all the students that paid their tuitions fees up to the due date in April and May 2020. The amounts of additional discounts granted was of R$ 4,005.

•	The Company currently has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments.
•

The Company has also taken benefit of the Emergency employment and income preservation benefit program by the federal government: The Brazilian federal government offered the option of either reducing workload and salary payment for up to three months or suspending employment contracts for up to two months in exchange for the guarantee of maintaining the employee after the suspension for the same period as the contract is effectively suspended. The Company has suspended 195 employment contracts from May to September 2020.

Due to the ongoing populational inoculation the Company is ready to resume on-campus unit’s classes with the necessary measures for the safety and well-being of students as soon as the state and local governments in Brazil authorize the schools reopening.

2.	Significant accounting policies

The main accounting policies applied in the preparation of these consolidated financial statements of the Company are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. The financial statements are for the group consisting of Vitru and its subsidiaries.

2.1.	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The financial statements have been prepared under the historical cost convention, except for share-based compensation, which are adjusted to reflect fair value measurement.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. Actual results may differ from estimates.

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company for the years ended December 31, 2020 and 2019.

The table below list the Company's subsidiaries:

				Direct and indirect
				interest
Name	Main activities	Location	Investment type	2020	2019 (i)
Vitru Brasil Empreendimentos, Participações e Comércio S.A	Continuing education courses	Florianópolis - SC	Subsidiary	100%	100%
UNIASSELVI - Sociedade Educacional Leonardo da Vinci S/S Ltda	Distance learning, on-campus undergraduate and continuing education courses	Indaial - SC	Subsidiary	100%	100%
FAMEG - Sociedade Educacional do Vale do Itapocu S/S Ltda.	On-campus undergraduate and continuing education courses	Guaramirim - SC	Subsidiary	100%	100%
FAIR Educacional Ltda.	On-campus undergraduate and continuing education courses	Rondonópolis - MT	Subsidiary	100%	100%
FAC Educacional Ltda.	On-campus undergraduate and continuing education courses	Cuiabá - MS	Subsidiary	100%	100%

(i) The comparative numbers presented in these financial statements from the Company contemplates 100% of direct and indirect interest of the subsidiaries listed above as the interest was not changed by the corporate reorganization described in Note 1.1.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

a)	Subsidiaries

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognized the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of profit or loss.

b)	Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has only joint operations.

Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operation are set out in Note 2.5.p.

2.3.	Functional and presentation currency

The items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Brazilian Reais (R$), which is the Company’s functional currency and the Company’s presentation currency.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

2.4.	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.5.	Summary of accounting policies

a)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company's accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

b)	Financial instruments—initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income (“OCI”), it needs to give rise to cash flows that are "solely payments of principal and interest (SPPI)" on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost mainly includes ‘Cash and cash equivalents’, 'Short-term investments' and ‘Trade receivables’.

The Company reclassifies financial assets only when its business approach for managing those assets changes.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss (“FVPL”) include held for trading financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. At the balance sheet date there are no financial assets measured at FVPL.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Company’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset. At the balance sheet date there are no financial assets measured at FVPL.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company's statement of financial position) when:

•	The rights to receive cash flows from the asset have expired; or
•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Significant accounting estimates and assumptions – Note 3.
•	Trade receivables – Note 9.

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 365 days past due. In certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or amortized cost, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The Company's financial liabilities include trade payables, loans and financing lease liabilities, prepayments from customers, accounts payable from acquisition of subsidiaries and share-based compensation.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are considered as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes financial instruments entered by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments.

Gains or losses on liabilities at fair value through PL are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 – Financial Instruments are satisfied. The Company has designated its financial liability related to share-based compensation as at FVPL.

Amortized cost

After initial recognition, interest-bearing financial liabilities are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss.

The Company's financial liabilities at amortized cost include trade payables, loans and financing, lease liabilities, prepayments from costumers and accounts payable from acquisition of subsidiaries.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

c)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash, bank deposits and short-term highly liquid financial investments, as they are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and considered an integral part of the Company's cash management.

d)	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include prepaid software licenses, insurance premiums and prepaid vacations to employees.

e)	Indemnification assets

When the selling shareholders of acquired entities have contractually agreed to indemnify the Company for amounts that may become payable in respect of lawsuits pertaining to the period under their responsibility, indemnification assets are recorded to the proportion of the respective provision. Subsequent changes in the amount recognized for the indemnification asset may occur in relation to the provision

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

for contingencies, according to changes in the range of outcomes or the assumptions used to develop the estimate of the liability at the time of the acquisition.

f)	Leases

The group leases offices, buildings and equipment. Rental contracts are typically made for fixed periods of 1 to 20 years but may have extension options.

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

To determine the incremental borrowing rate, the Company:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received.
•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk when the individual lessee does not have recent third-party financing; and
•	makes adjustments specific to the lease, e.g. term, country, currency and security.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

g)	Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

The group has no disposal groups that are component classified as held for sale and representing a separate major line of business or geographical area of operations that qualify as a discontinued operation.

h)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes acquisition, formation or construction cost. Historical cost also includes financial expenses related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their cost to their residual value over their estimated useful lives, as follows:

Annual average rate
Buildings	4%
IT equipment	20%
Furniture, fittings and facilities	10%
Leasehold improvements	4% - 10%
Library	10%

An asset’s carrying amount is immediately written down to the recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the amounts of sales with the carrying amounts and are recognized within "Other operating income (expenses)" in the statement of profit or loss.

The Company annually reviews the useful lives and residual value of its assets. Based on review completed for December 31, 2019, the Company concluded that the depreciation rates used are consistent with its operations and that there are no changes to residual value of assets.

i)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

• fair values of the assets transferred;

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

• liabilities incurred to the former owners of the acquired business;

• equity interests issued by the Company;

• fair value of any asset or liability resulting from a contingent consideration arrangement; and

• fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

The excess of the

• consideration transferred or to be transferred;

• amount of any non-controlling interest in the acquired entity; and

• acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

j)	Intangible assets

Computer programs (software) and internal project development

Computer software licenses are capitalized and amortized under the straight-line method over their useful lives.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software/project so that it will be available for use or sale;
•	Management intends to complete the software/project and to use it or sell it;
•	The software/project may be sold or used;
•	Future benefits associated with the software can be demonstrated;
•	Adequate technical, financial and other resources are available to complete the design, and for the use or sale of the software/project; and
•	The expenses attributable to the software/project during its development can be measured reliably.

Directly attributable costs that are capitalized as part of the software/project product include the software/project development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Computer software and project development costs recognized as assets are amortized using the straight-line method over their estimated useful lives. The average estimated useful lives of the software is 5 years and project development costs is 4 years.

Trademarks and licenses

Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks and licenses with a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Goodwill

Goodwill is measured as the positive difference between the amount paid or payable and the net fair value of the acquiree’s assets and liabilities and other equity instruments that are acquired/exchanged. In the case of a bargain purchase, the excess of the net fair value of acquiree’s assets and liabilities over the purchase price is recognized in the statement of profit or loss at the acquisition date.

Goodwill is tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed. Gains and losses on disposal of an entity include the carrying amount of the goodwill on the entity disposed of.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship, estimated at 4 years.

Operation licenses for distance learning

Distance learning licenses correspond to the right to operate distance learning in a given municipality, with authorization from the Ministry of Education, and in order to obtain such rights, an institution must meet a number of requirements, where the academic and physical infrastructure is assessed. Accordingly, this has been identified and allocated to the Company's business combination and was assessed as having an indefinite useful life, since as from the time such a license is granted the likelihood of losing it is virtually nil.

Operation licenses for distance learning are tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed.

Teaching/learning materials - TLM

TLMs acquired in a business combination are recognized at fair value at the acquisition date. The TLMs have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the use of the TLM at classes, estimated at 5 years.

Non-compete agreements

Non-compete agreements acquired in a business combination are recognized at fair value at the acquisition date. The non-compete agreements have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the non-compete agreement, estimated at 5 years.

k)	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company's CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination and licenses with indefinite useful lives in

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset's or CGU's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

l)	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business also includes amounts related to tuition fees to be transferred to hub partners as described in note 2.5.p.

m)	Provision for contingencies

Provisions for losses related to legal and administrative proceedings involving labor, tax and civil matters are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the liability, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the liability, using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the time elapsed is recognized as interest expense.

n)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

o)	Share-based payments

The Company offers its managers and executives employee share schemes for the granting of share options issued by the Company, which can be settled either by delivering equity instruments (equity-settled transactions) or by payments in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by the fair value at the date options are granted by using an appropriate valuation model. Cost is recognized as an employee benefits expense, with a corresponding increase in equity (other capital reserves) The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of options, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an option,

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an option and lead to an immediate expensing of an option unless there are also service and/or performance conditions.

No expense is recognized for options that do not ultimately vest because non-market performance and/or service conditions have not been met. Where options include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The relevant services period may commence prior to the grant date. In this situation, the Company estimates the grant date fair value of the equity instruments for the purposes of recognizing the services received during the period between service commencement date and grant date. Once the grant date has been established, the entity revises the earlier estimate so that the amounts recognized for services received is ultimately based on the grant date fair value of the equity instruments.

Any proceeds received as a result of an exercise price, net of any directly attributable transaction costs, are credited directly to equity, as a capital increase for the issuance of new shares of the Company or a deduction of treasury shares when available.

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized as an employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using an appropriate valuation model. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

At the balance sheet date, the Company revises its estimates of liability fair value (for the cash-settled transactions) and of the number of options whose rights are to be vested based on the established non-market vesting and service conditions (for both equity and cash-settled transactions). The impact of revising initial estimates, if any, is recognized in the statement of profit or loss prospectively. The significant judgments, estimates and assumptions regarding share-based payments are described further in Note 3. Refer to Note 22 for detailed information relating to these share schemes.

p)	Revenue from contracts with customers

The Company's revenue consists primarily of tuition fees charged for distance learning undergraduate courses, on-campus undergraduate courses and continuing education courses. The Company also generates revenue from student fees and certain education-related activities.

Revenue from tuitions are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships from government programs (Note 2.5.s), cancelations (Note 9) and other discounts, refunds and taxes

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Trade receivables

Trade receivables represent the Company's right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments—initial recognition and subsequent measurement.

Prepayments from customers

Prepayments from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition received from students and is recognized separately in current liabilities, when the payment is received. Prepayments from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Joint operations with hub partners

A hub is a local operating unit that can be owned by the Company or third parties (hub partners) and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the distance learning courses.

The contractual agreement between the Company and each hub partner is a joint operation and establishes the rights of each hub partner on the related revenues and obligations for the related expenses. In this sense, the revenue from distance learning and related accounts receivable are recognized only to the portion of the Company’s right to the jointly revenue. As a result, when the Company receives the student’s monthly tuition fee in whole, an obligation to the hub partner is accrued under trade payables.

q)	Financial results

Financial income is recognized based on the time elapsed, using the effective interest rate method. When a loss is identified in relation to trade receivables, the carrying amount is reduced to its recoverable amount, which corresponds to the estimated future cash flows, discounted at the original effective interest rate of the instrument. Subsequently, as time elapses, interest rates are incorporated into trade receivables, matched against financial income. This financial income is calculated by the same effective interest rate used to calculate the recoverable amount, i.e., the original rate of trade receivables.

Financial expenses include interest expenses on financial liabilities, such as interests accrued on loans and financing, accounts payable from acquisition of subsidiaries and lease liabilities.

Financial results also includes gains and losses associated with transactions denominated in foreign currencies.

r)	Earnings per share

Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares
•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares (note 21).

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

s)	Taxes

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares. Therefore, taxes are comprised of taxation over operations in Brazil, as follows:

Tax incentives

The higher education companies maintained by the Company are part of the University for All Program – ProUni, which establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for post-secondary education institutions that provide in exchange full and partial scholarships to a certain number of low-income students enrolled in traditional undergraduate and technological undergraduate programs. The following federal taxes are included in the exemption:

•	Income taxes: Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”)
•	Contributions on revenue: Social Integration Program tax (Programa de Integração Social or “PIS”) and the Social Contribution on Revenues tax (Contribuição para o Financiamento da Seguridade Social, or “COFINS”)

Current income taxes

Income taxes in Brazil are comprised of IRPJ and CSLL. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis. Income tax of each entity is calculated based on income, adjusted to taxable income by the additions and exclusions provided for in legislation.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

The ProUni program benefit for income taxes is based on a fixed percentage of approved scholarships granted by the federal government to students upon each student’s request and is deducted from tuition gross revenue during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Company recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.
•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Company’s customers and recognized as deductions to gross revenue against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes and are offset on a monthly basis against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The regulation of PROUNI defines that the revenue from traditional and technological under-graduation courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rate of 1.65% and 7.6%, respectively.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Company’s customers for the services the Company renders. These are recognized as deductions to gross revenue against tax liabilities, as the Company acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%.

INSS is a social security charge levied on wages paid to employees

2.6.	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Group.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2020:

●	Definition of Material – Amendments to IAS 1 and IAS 8
●	Definition of a Business – Amendments to IFRS 3
●	Interest Rate Benchmark Reform – Amendments to IFRS 7, IFRS 9 and IAS 39
●	Revised Conceptual Framework for Financial Reporting
●	Annual Improvements to IFRS Standards 2015 – 2017 Cycle

The Company also elected to early adopt the amendments to IFRS 16 with respect to rent concessions, which have been granted to lessees as a result of the Covid-19 pandemic. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions. Details on the rent concessions received by the Company are described in Note 13.

Except for the rent concessions, the amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New standards and interpretations not yet adopted.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

●	Classification of Liabilities as Current or Non-current – Amendments to IAS 1
●	Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16
●	Reference to the Conceptual Framework – Amendments to IFRS 3
●	Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37
●	Annual Improvements to IFRS Standards 2018–2020
●	Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28

These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.	Significant accounting estimates and assumptions

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company's exposure to risks and uncertainties includes:

•	Capital management – Note 7

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

•	Financial instruments risk management and policies – Note 5.4
•	Sensitivity analyses disclosures – Note 5.4.1

Estimates and assumptions:

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company's control. Such changes are reflected in the assumptions where they occur.

a)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm's length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model ("DCF" model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 15.

b)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 5 for further disclosures.

c)	Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 365 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance for expected credit losses is disclosed in Note 9.

d)	Provision for contingencies

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 19. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

e)	Lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

f)	Incremental lease rate

The Company is unable to determine the implicit discount rate to be applied to its lease agreements. Therefore, the incremental rate on the lessee's loan is used to calculate the present value of the lease liabilities at the initial registration of the lease.

The lessee's incremental loan rate is the interest rate that the lessee would have to pay when borrowing funds for the acquisition of an asset similar to the asset object of the lease, for a similar term and with a similar guarantee, the funds required to obtain the asset with a value similar to the right of use asset in a similar economic environment.

Obtaining this rate involves a high degree of judgment and should be a function of the lessee's credit risk, the term of the lease, the nature and quality of the collateral offered and the economic environment in which the transaction takes place. The rate calculation process preferably uses readily observable information from which to make the necessary adjustments to arrive at its incremental lending rate.

The IFRS 16 allows the incremental rate to be determined for a grouping of contracts, since this choice is associated with the validation that the grouped contracts have similar characteristics.

The Company has adopted the aforementioned practical method of determining groupings for its scope lease agreements as it understands that the effects of their application do not materially differ from the application to individual leases. The size and composition of the portfolios were defined according to the following assumptions: (a) assets of a similar nature and (b) remaining maturities with respect to the similar initial application date.

g)	Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date and at each reporting period, for the liability portion on cash-settled transactions.

The Company uses certain methodologies to estimate fair value which include the following:

• estimation of fair value based on equity transactions with third parties close to the grant date;

• other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option, expected volatility of the price of the Company’s shares and expected dividend yield.

4.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, and which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Distance learning undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

There were no inter-segment revenues in the year ended December 31, 2020 and 2019. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil

a)	Measures of performance

	Distance
	learning	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Total allocated
2020
Net revenue	423,035	40,589	55,555	519,179
Adjusted EBITDA	156,089	27,045	16,848	199,982
% Adjusted EBITDA margin	36.90%	66.63%	30.33%	38.52%

2019
Net revenue	336,317	47,103	77,647	461,067
Adjusted EBITDA	112,919	33,335	20,871	167,125
% Adjusted EBITDA margin	33.58%	70.77%	26.88%	36.25%

2018
Net revenue	259,591	33,044	90,814	383,449
Adjusted EBITDA	93,427	21,175	28,374	142,976
% Adjusted EBITDA margin	35.99%	64.08%	31.24%	37.29%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	2020	2019	2018
Income before taxes	33,083	(77,052)	(50,215)
(+) Financial result	27,860	41,196	42,571
(+) Depreciation and amortization	51,474	62,445	56,284
(+) Interest on tuition fees paid in arrears	15,715	8,265	8,887
(+) Impairment of non-current assets	-	51,022	33,537
(+) Share-based compensation plan	11,823	26,372	7,450
(+) Other income (expenses), net	(512)	905	1,041
(+) Restructuring expenses	4,780	4,484	2,231
(+) M&A and Offering Expenses	2,391	-	6,000
(+) Other operational expenses unallocated	53,368	49,488	35,190
Adjusted EBITDA allocated to segments	199,982	167,125	142,976

b)	Other profit and loss disclosure

	Distance
	learning	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Unallocated	Total
2020
Net impairment losses on financial assets	61,257	5,917	9,666		76,840
Depreciation and amortization	34,431	1,972	8,919	6,152	51,474
Interest on tuition fees paid in arrears	11,706	585	3,424		15,715

2019
Net impairment losses on financial assets	43,701	3,958	10,519	-	58,178
Depreciation and amortization	38,402	4,085	14,259	5,699	62,445
Impairment of non-current assets	-	-	51,022	-	51,022
Interest on tuition fees paid in arrears	7,106	16	1,143	-	8,265

2018
Net impairment losses on financial assets	31,934	3,672	8,972	-	44,578
Depreciation and amortization	31,981	3,927	15,969	4,407	56,284
Impairment of non-current assets	-	-	33,537	-	33,537
Interest on tuition fees paid in arrears	7,641	17	1,229	-	8,887

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

5.	Financial assets and financial liabilities

5.1.	Financial assets

	2020	2019
At amortized cost
Cash and cash equivalents	85,930	2,457
Short-term investments	515,201	72,321
Trade receivables	122,039	91,916
Total	723,170	166,694
Current	716,246	162,908
Non-current	6,924	3,786

5.2.	Financial Liabilities

	2020	2019
At amortized cost
Trade payables	32,240	29,978
Loans and financing	151,757	-
Lease liabilities	149,353	103,188
Prepayments from customers	9,657	3,186
Accounts payable from acquisition of subsidiaries	274,861	379,540
At FVPL
Share-based compensation	46,260	34,950
Total	664,128	550,842
Current	352,007	179,317
Non-current	312,121	371,525

5.3.	Fair Values

The Company assessed that the fair values of cash and cash equivalents, short-term investments, current trade receivables, trade payables, loans and financing and prepayments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities and the accounts payable from acquisition of subsidiaries have their carrying amount discounted by their respective effective interest rate in order to be presented as close as possible to its fair value. Share-based compensation is measured at FVPL.

5.4.	Financial instruments risk management objectives and policies

The Company's principal financial liabilities comprise accounts payable from acquisition of subsidiaries, loans and financing, trade payables, prepayments from customers, lease liabilities and share-based compensation. The main purpose of these financial liabilities is to finance the Company's operations. The Company's principal financial assets include trade receivables, short-term investments and cash and cash equivalents that derive directly from its operations.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company's policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

5.4.1.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's exposure to market risk is related to interest rate risk and exchange rate risk.

The sensitivity analysis in the following sections relate to the position as at December 31, 2020.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's short-term investments, PEP – special installment payment trade receivables (Note 9), loans and financing, lease liabilities and accounts payable

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate, the General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, and the Broad National Consumer Price Index (Índice nacional de Preços ao Consumidor Amplo), or IPCA inflation rate.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on short-term investments, trade receivables, loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries. With all variables held constant, the Company's income before income taxes is affected through the impact on floating interest rate, as follows:

					Increase / decrease in interest rate
	Balance as of 12/31/2020	Index - % per year	Probable scenario	Risk	Possible scenario 25%	Remote scenario 75%
Short-term investments	515,201	144,64% CDI - 3,99%	20,557	Decrease	15,417	5,139
Trade receivables	12,029	IPCA - 4,51%	543	Decrease	678	949
Loans and financing	151,757	CDI + 3.6% p.a. - 6,36%	9,652	Increase	12,065	16,891
Lease liabilities	149,353	IGP-M - 25,31%	37,801	Increase	47,252	66,152
Accounts payable from acquisition of subsidiaries	274,861	IPCA - 4,51%	12,396	Increase	15,495	21,693

Probable scenario reflects the closing rates of the fixed interest yield and inflation indexes at year-end. The possible scenario projects a variation of 25 percent in these rates and, the remote scenario, a variation of 75 percent, both rise and fall, being considered the largest losses resulting by risk factor.

Exchange rate risk

Exchange rate risk relates to potentially adverse results that the Company may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements.

The Company's exposure to the risk of changes in foreign currency exchange rates relates to some of the Company's cash and cash equivalents.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents. With all variables held constant, the Company's income before income taxes is affected through the impact on floating exchange rate, as follows:

				Depreciation of exchange rate
	Balance as of 12/31/2020	Currency	Current exchange rate	Probable scenario VaR 99% C.L. 1 day (i)	Possible scenario - exchange rate variation 25%	Remote scenario - exchange rate variation 75%
Cash and cash equivalents	10,586	USD	5,1967	217	2,647	7,940

(i) Value at risk (VaR) is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given Confidence Level – C.L.), given normal market conditions, in a set time period such as a day.

5.4.2.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Company’s exposure to third parties, including cash and cash equivalents and short-term investments, as well as from its operating activities, primarily related to trade receivables from customers.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 9 for additional information on the Company's trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company's maximum exposure to credit risk for the components of the statement of financial position at December 31, 2020 and 2019 is the carrying amounts of its financial assets.

5.4.3.	Liquidity risk

The Company's Management has responsibility for monitor liquidity risk. In order to achieve the Company's objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and accounts payable from acquisition of subsidiaries.

The tables below summarize the maturity profile of the Company's financial liabilities based on contractual undiscounted amounts:

As of December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	32,240	-	-	-	32,240
Loans and financing	151,757	-	-	-	151,757
Lease liabilities	24,734	48,222	46,165	124,076	243,197
Other leases (i)	2,930	1,465	1,085	420	5,900
Prepayments from customers	9,657	-	-	-	9,657
Accounts payable from acquisition of subsidiaries	139,488	139,488	-	-	278,976
Share-based compensation	-	-	51,172	36,881	88,053
Total	360,806	189,175	98,422	161,377	809,780

As of December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	29,978	-	-	-	29,978
Lease liabilities	21,999	39,218	38,430	93,373	193,020
Other leases (i)	2,804	1,402	1,038	402	5,646
Prepayments from customers	3,186	-	-	-	3,186
Accounts payable from acquisition of subsidiaries	135,233	281,022	-	-	416,255
Share-based compensation	-	-	-	78,455	78,455
Total	193,200	321,642	39,468	172,230	726,540

(i) Refer to commitments from lease agreements that fall into the exemptions of short-term leases and low-value assets and therefore not recognized in lease liabilities.

6.	Fair Value Measurement

As of December 31, 2020, the Company have only Share-based compensation liabilities measured at fair value, in the amount of R$ 46,260, (2019 – R$ 34,950) which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the year ended on December 31, 2020.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table presents the changes in level 3 items for the year ended on December 31, 2020, and 2019 for recurring fair value measurements:

	Share-based compensation
	2020	2019	2018
Opening balance at January 1	34,950	7,045	191
Issue of shares to employees	-	1,844	-
Settlement in cash	-	(2,238)	-
Reclassification from (to) equity	(513)	7,299	2,225
Expenses recognized – general and administrative	11,823	21,000	4,629
Balance at December 31	46,260	34,950	7,045

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables, trade payables and prepayments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
Unobservable inputs	2020	2019	2018	Relationship with of unobservable inputs to fair value
Net operating revenue growth rate (i)	22.5%	20.3%	14.1%

2020: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 586; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 519.

Pre-tax discount rate (ii)	11.4%	13.5%	16.9%

2019: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 291; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 874

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

7.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital, maximizing the return to stockholders.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

At December 31, 2020, the Company had a capital structure designed to enable its growth strategy, either organically or through acquisitions. Investment decisions take into consideration the expected return potential. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

Capital is managed considering the consolidated position. The Company has no transaction subjected to any financial covenant

8.	Cash and cash equivalents and short-term investments

	December 31,	December 31,
	2020	2019
Cash equivalents and bank deposits in foreign currency (i)	10,586	-
Cash equivalents (ii)	75,344	2,457
Cash and cash equivalents	85,930	2,457

Investment funds (iii)	515,201	72,321

(i) Short-term deposits (mainly proceeds from the IPO) maintained in U.S. dollar.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii) Short-term investments, increased by the proceeds from the IPO, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of December 31, 2020, the average interest on these Investment Funds are 3.99% p.a., corresponding to 144.64% of CDI (December 31, 2019 – 5.81% p.a. – 99.10% of CDI). Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is considered to be the same as their fair value.

9.	Trade receivables

	2020	2019
Tuition fees	206,107	161,049
FIES and UNIEDU Guaranteed Credits	4,041	7,196
PEP - Special Installment Payment (i)	17,155	8,542
Provision for revenue cancellation	(3,136)	(5,212)
Allowance for expected credit losses of trade receivables	(102,128)	(79,659)
Total trade receivables	122,039	91,916

Current	115,115	88,130
Non-current	6,924	3,786

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.

The aging list of trade receivables is as follows:

	2020	2019
Receivables falling due	70,216	72,647

Receivables past due
From 1 to 30 days	24,990	22,322
From 31 to 60 days	21,176	15,135
From 61 to 90 days	17,697	13,473
From 91 to 180 days	30,771	27,968
From 181 to 365 days	62,453	25,242
Provision for revenue cancellation	(3,136)	(5,212)
Allowance for estimated credit losses	(102,128)	(79,659)
	122,039	91,916

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Changes in the Company’s revenue cancellation provision are as follows:

	2020	2019	2018
At the beginning of the year	(5,212)	(5,655)	(5,421)
Additions	(16,527)	(20,890)	(16,283)
Write-off	14,764	21,333	16,049
Reversals	3,839	-	-
At the end of the year	(3,136)	(5,212)	(5,655)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written down. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Changes in the Company’s allowance for expected credit losses are as follows:

	2020	2019	2018
At the beginning of the year	(79,659)	(66,199)	(55,649)
Write-off of uncollectible receivables	59,704	39,385	34,028
Reversal	23,752	20,739	22,469
Reclassified to (from) held for sale	(5,333)	5,333	-
Allowance for expected credit losses	(100,592)	(78,917)	(67,047)
At the end of the year	(102,128)	(79,659)	(66,199)

10.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income tax differ from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	2020	2019	2018
Earnings (losses) before taxes	33,083	(77,052)	(50,215)
Combined income tax rate in Brazil - % (i)	34%	34%	34%
Income tax at statutory rates	(11,248)	26,198	17,073

Income exempt from taxation - ProUni benefit (ii)	25,307	19,106	14,844
Unrecognized deferred tax asset on tax losses (iii)	(2,192)	(32,505)	(26,873)
Previously unrecognized tax losses used to reduce deferred tax (iii)	10,632	-	-
Previously unrecognized temporary differences (iii)	12,219	-	-
Income from entities not subject to taxation	(12,069)	-	-
Non-deductible expenses	(6,148)	(1,902)	-
Other	2,530	(5)	(33)
Total income tax and social contribution	19,031	10,892	5,011
Effective tax rate - %	(58)%	14%	10%

Current income tax expense	(19,556)	(14,813)	(10,640)
Deferred income tax income	38,587	25,705	15,651

(i) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

(ii) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(iii) The Company has unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the last two years and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available against which the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2022. During 2020 the Company already used R$ 3,208 of tax loss carryforwards.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)Deferred income tax

	Balance sheet		Profit or loss
	2020	2019	2020	2019	2018
Tax loss carryforward	7,424	-	7,424	-	-
Intangible assets on business combinations	(20,004)	(24,958)	4,954	18,483	12,667
Allowance for expected credit losses	48,758	27,362	21,396	5,138	3,587
Labor provisions	2,707	-	2,707	-	-
Lease contracts	7,088	6,043	1,045	1,311	1,296
Provision for revenue cancellation	1,066	1,772	(706)	(151)	79
Provision for contingencies	1,983	1,225	758	697	(617)
Other provisions	1,753	744	1,009	452	(1,361)
Total	50,775	12,188	38,587	25,930	15,651

Deferred tax assets	50,775	37,146
Deferred tax liabilities	-	(24,958)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

11.	Prepaid expenses

	2020	2019
Prepayments to employees	3,605	2,513
Prepayments to suppliers	3,539	4,219
Prepayments to hub partners	1,709	905
Software licensing	533	502
Insurance	177	239
Others	660	560
Prepaid expenses	10,223	8,938

12.	Assets and liabilities held for sale

In December 2019, the Company has decided to sell its subsidiaries FAC/FAMAT and FAIR, and for the UNIASSELVI's undergraduate operation in the campuses Assevim and Famesul. The transaction consists of (i) the sale of the operations from the following campuses located in Brazil in the cities of: Brusque-SC and Rio do Sul-SC, as well as all related assets and liabilities, including the "ASSEVIM" and "FAMESUL" trademarks and (ii) the sale of 100% of the shares issued by the entities "FAC/FAMAT" and "FAIR", its campuses and trademarks.

The Company decided on the sale of these specific assets, that are a portion of the on-campus undergraduate courses segment, in order to raise funds to invest in the distance learning undergraduate courses segment expansion.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

In September 2020, the Company decided that due to the proceeds received from the IPO there was no further reason to sell these assets.

2019
Assets classified as held for sale
Trade receivables	7,935
Income taxes recoverable	207
Prepaid expenses	172
Other taxes recoverable	195
Other assets	122
Right-of-use assets	16,090
Property and equipment	11,704
Intangible assets	8
Total of assets disposal group held for sale	36,433

Liabilities directly associated with assets classified as held for sale
Trade payables	979
Lease liabilities	19,210
Taxes payable	181
Labor and social obligations	2,695
Prepayments from customers	112
Provisions for contingencies	107
Total liabilities of disposal group held for sale	23,284

13.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the year:

	Right-of-use assets			Lease Liabilities
	2020	2019	2018	2020	2019	2018
As of January 1st	88,534	74,822	51,534	103,188	88,739	61,639
New contracts	43,733	36,021	29,335	43,733	36,021	29,335
Re-measurement by index (i)	8,258	3,741	1,558	8,258	3,741	1,558
Lease modification (ii)	(15,934)	-	-	(16,869)	-	-
Depreciation expense (iii)	(12,760)	(9,960)	(7,605)	-	-	-
Reclassification from (to) assets held for sale	16,090	(16,090)	-	19,210	(19,210)	-
Accrued interest	-	-	-	15,086	12,393	10,778
Payment of principal	-	-	-	(6,121)	(6,103)	(3,793)
Rent concession (iv)	-	-	-	(2,046)	-	-
Payment of interest	-	-	-	(15,086)	(12,393)	(10,778)
As of December 31	127,921	88,534	74,822	149,353	103,188	88,739

Current	-	-	-	23,365	17,265	15,397
Non-current	127,921	88,534	74,822	125,988	85,923	73,342

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

(ii) During the year ended in December 31, 2020, the Company partially reduced the scope of a lease contract with a corresponding liability in the amount of R$ 1,967, and early terminated other seven lease contracts with a corresponding liability in the amount of R$ 14,902. As a result, a gain of R$ 1,006 was recognized as Other income (expenses), net, in the statement of profit and loss.

(iii) In September 2020 was recognized the depreciation expenses from the first eight months of the year in the amount of R$ 615 due to the reclassification from assets held for sale regarding depreciation that would have been recognized had the assets not been classified as held for sale.

(iv) The Company has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions. As a result, gains of R$ 2,046 arising from rent concessions were recognized as Other income (expenses), net, in the statement of profit and loss.

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,929 for the year ended December 31, 2020 (2019 - R$ 3,796), mainly represented by leased equipment.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.	Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Leasehold improvements	Construction in progress (i)	TOTAL
At December 31, 2017
Net book value	4,701	12,316	9,779	20,866	2,668	50,330
Cost	13,125	29,896	20,949	28,376	2,668	95,014
Accumulated depreciation	(8,424)	(17,580)	(11,170)	(7,510)	-	(44,684)

Purchases	3,915	8,750	10	2,216	8,300	23,191
Transfers	-	90	-	1,269	(1,359)	-
Disposals	(112)	(1,217)	-	(1)	-	(1,330)
Depreciation	(2,141)	(2,790)	(1,933)	(1,899)	-	(8,763)
At December 31, 2018
Net book value	6,363	17,149	7,856	22,451	9,609	63,428
Cost	15,357	35,772	20,959	31,860	9,609	113,557
Accumulated depreciation	(8,994)	(18,623)	(13,103)	(9,409)	-	(50,129)

Purchases	5,261	9,520	36	4,636	9,017	28,470
Transfers	-	-	-	17,132	(17,132)	-
Disposals	-	(2)	-	-	-	(2)
Transfer to held for sale	(84)	(3,249)	(1,192)	(7,111)	(68)	(11,704)
Depreciation	(2,565)	(3,245)	(1,630)	(2,719)	-	(10,159)
At December 31, 2019
Net book value	8,975	20,173	5,070	34,389	1,426	70,033
Cost	19,174	37,521	17,789	44,107	1,426	120,017
Accumulated depreciation	(10,199)	(17,348)	(12,719)	(9,718)	-	(49,984)

Purchases	3,905	7,271	-	8,862	5,506	25,544
Transfers	-	-	-	6,972	(6,972)	-
Disposals	(30)	(15)	-	-	-	(45)
Transfer from held for sale	84	3,249	1,192	7,111	68	11,704
Depreciation (ii)	(3,050)	(3,105)	(1,730)	(2,682)	-	(10,567)
At December 31, 2020
Net book value	9,884	27,573	4,532	54,652	28	96,669
Cost	24,484	52,541	20,994	69,462	28	167,509
Accumulated depreciation	(14,600)	(24,968)	(16,462)	(14,810)	-	(70,840)

There has been no evidence that the carrying amounts of Property and equipment exceed their recoverable amounts.

(i) These refer to construction in progress for improvements to the facilities used by the Company, related to the accessibility and modernization of facilities.

(ii) In September 2020 was recognized the depreciation expenses from the first eight months of the year in the amount of R$ 815 due to the reclassification from assets held for sale regarding depreciation that would have been recognized had the assets not been classified as held for sale.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

15.	Intangible assets

	Software	Internal project development	Trademarks (i)	Operation licenses for distance learning	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
At December 31, 2017
Net book value	23,909	4,904	77,728	245,721	7,142	60,621	4,651	372,268	796,944
Cost	35,701	4,905	85,163	245,721	10,826	100,695	7,344	372,268	862,623
Accumulated amortization and impairment	(11,792)	(1)	(7,435)	-	(3,684)	(40,074)	(2,693)	-	(65,679)

Purchase and capitalization	1,561	10,208	-	-	-	-	-	-	11,769
Transfers	2,619	(2,619)	-	-	-	-	-	-	-
Amortization	(6,882)	(478)	(4,055)	-	(2,165)	(24,867)	(1,469)	-	(39,916)
Impairment losses	-	-	-	-	-	-	-	(33,537)	(33,537)
At December 31, 2018
Net book value	21,207	12,015	73,673	245,721	4,977	35,754	3,182	338,731	735,260
Cost	39,881	12,494	85,163	245,721	10,826	100,695	7,344	372,268	874,392
Accumulated amortization and impairment	(18,674)	(479)	(11,490)	-	(5,849)	(64,941)	(4,162)	(33,537)	(139,132)

Purchase and capitalization	3,449	12,817	-	-	-	-	-	-	16,266
Transfers	3,071	(3,071)	-	-	-	-	-	-	-
Transfer to held for sale	(8)	-	-	-	-	-	-	-	(8)
Amortization	(7,675)	(2,094)	(4,056)	-	(2,165)	(24,868)	(1,468)	-	(42,326)
Impairment losses	-	-	(8,515)	-	(769)	(7,635)	(187)	(33,916)	(51,022)
At December 31, 2019
Net book value	20,044	19,667	61,102	245,721	2,043	3,251	1,527	304,815	658,170
Cost	46,123	22,240	85,163	245,721	10,826	100,695	7,344	372,268	890,380
Accumulated amortization and impairment	(26,079)	(2,573)	(24,061)	-	(8,783)	(97,444)	(5,817)	(67,453)	(232,210)

Purchase and capitalization	9,790	21,129	-	-	-	-	-	-	30,919
Transfers	5,848	(5,848)	-	-	-	-	-	-	-
Transfer from held for sale	8	-	-	-	-	-	-	-	8
Amortization (ii)	(11,131)	(7,146)	(3,559)	-	(1,751)	(3,251)	(1,309)	-	(28,147)
Impairment losses	-	-	-	-	-	-	-	-	-
At December 31, 2020
Net book value	24,559	27,802	57,543	245,721	292	-	218	304,815	660,950
Cost	62,039	37,521	85,163	245,721	10,826	100,695	7,344	372,268	921,577
Accumulated amortization and impairment	(37,480)	(9,719)	(27,620)	-	(10,534)	(100,695)	(7,126)	(67,453)	(260,627)

(i)	The group has the rights of many trademarks, such as Assevim, FAC, FAIR, FAMESUL and others, but Uniasselvi is the only trademark recognized as an intangible asset, as a result of business combination. Its estimated useful life is 21 years, with a remaining amortization period of 15 years.

(ii)	In September 2020 was recognized the amortization expenses from the first eight months of the year in the amount of R$ 2 due to the reclassification from assets held for sale regarding amortization that would have been recognized had the assets not been classified as held for sale.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Impairment tests of intangible assets with indefinite useful life

Goodwill and operation licenses for distance learning were allocated to the Cash-generating units (CGUs), which are identified at the level of Company’s operating segments identified in Note 4.

The operating segment-level summary of the goodwill and intangible assets allocation and the key assumptions for those CGUs that have significant goodwill allocated to them are presented below:

Segment Level	Distance learning undergraduate courses		Continuing education courses		On-campus undergraduate courses
	2020	2019	2020	2019	2020	2019
Allocation of carrying amount:
Goodwill	285,826	285,826	18,989	18,989	-	33,916
Intangible assets with indefinite useful life	213,406	213,406	32,315	32,315	-	-
Other intangible assets	8,090	55,893	4,979	5,547	11,959	29,072

Impairment losses	-	-	-	-	-	51,022

Key assumptions:
Net operating revenue growth rate (i)	22.9%	20.3%	24.4%	22.3%	-	-6.5%
Pre-tax discount rate (ii)	11.4%	13.6%	11.4%	13.6%	-	13.6%
Long-term growth rate (iii)	3.2%	3.5%	3.2%	3.5%	-	3.5%
Gross margin (iv)	66.2%	69.8%	86.1%	86.8%	-	60.2%

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

(iii) The long-term growth rate does not exceed the long-term average growth rate for the education sector in which the CGU operates and is mostly comprised by expected inflation.

(iv) Gross margin is the average margin as a percentage of revenue over the five-year forecast period. It is based on the current sales margin levels and is in line with the Company's operating history and management’s expectations for the future performance.

Based on the recent changes to legislation and growth of the distance learning market in Brazil, Management expects to have strong growth in the distance learning undergraduate courses, mainly based from the increase of hubs. In addition to the investments with new hubs, Management also considers investment for improvements to expand their existing units.

For the 2020 and 2019, the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated long-term growth rates stated above.

The recoverable amount of the distance learning undergraduate courses segment is estimated to exceed the carrying amount of the segment level as of December 31, 2020 by R$ 3,659,152 (2019 – R$ 903,369).

The recoverable amount of the continuing education courses segment is estimated to exceed the carrying amount of the segment level as of December 31, 2020 by R$ 353,773 (2019 – R$ 341,243).

There was no goodwill impairment for the year ended December 31, 2020.

The test performed by Management on December 31, 2019 showed an impairment loss of R$ 51,022 (2018 – R$ 33,537) on the on-campus undergraduate courses segment, mainly due to decrease in the average monthly tuition fee per student observed in 2019 and increase in the number of students that are migrating to distance learning courses. In 2020, there was a change in the Brazilian educational legislation which allowed on-campus undergraduate courses to have 40% of its content as distance learning. In addition, new undergraduate law classes were allowed by the Brazilian educational authorities, which are only permitted as on-campus undergraduate courses.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The impairment losses have been recognized in the statement of profit or loss (Note 25) for the excess of the segment’s carrying amount over its respective recoverable amount, firstly allocated to segment’s goodwill and the remainder proportionally allocated to other intangible assets.

Impact of possible changes in key assumptions

A decrease of 120 basis points in management estimated gross margin used in the value-in-use calculation for the distance learning undergraduate courses CGU as of December 31, 2020 (65.0% instead of 66.2%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the continuing education courses (84.9% instead of 86.1%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition to the test above reducing gross margin, an increase of 120 basis points in management’s estimated discount rate applied to the cash flow projections for the two CGUs for the year ended December 31, 2020 (12.6% instead of 11.4%), would have not resulted in the recognition of an impairment of goodwill.

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the distance learning undergraduate courses and continuing education segments to exceed its recoverable amount.

16.	Loans and financing

a) Breakdown

			December 31,	December 31,
Type	Interest rate	Maturity	2020	2019
Standby Letter of Credit	CDI + 3.6% p.a.	2021	151,757	-

b) Variation

Loans and
financing
As of December 31, 2019	-
Proceeds from loans and financing (i)	150,000
Accrued interest	6,205
Payment of interest	(4,448)
As of December 31, 2020	151,757

(i) Seeking to guarantee the same rates and conditions that would be available in a scenario without the Coronavirus pandemic, on April 16, 2020, the Company entered into a loan agreement of R$ 150,000, with no financial covenants or guarantees anticipating a loan to settle the accounts payable from acquisition of subsidiaries due in December 2020. The loan accrues interest at the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate +3.6% per annum and its interests are repayable in five quarterly installments starting on July 16, 2020 and the principal in one installment on October 18, 2021.

17.	Labor and social obligations

	2020	2019
Salaries payable	7,489	4,235
Social charges payable (i)	8,103	5,906
Accrued vacation	3,675	1,972
Accrual for bonus	7,408	4,668
Other	110	3
Total	26,785	16,784

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

18.	Accounts payable from acquisition of subsidiaries

	2020	2019	2018

As at January 1,	379,540	458,535	534,914
Accrued Interest	34,809	44,143	53,291
Payment of principal	(117,248)	(107,988)	(117,247)
Payment of interests	(22,240)	(15,150)	(12,423)
As at December 31,	274,861	379,540	458,535

Current	134,988	128,888	123,310
Non-current	139,873	250,652	335,225

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid on the act, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019 and R$ 128,162 was paid in December 2020, and the remaining amounts are payable in two equal installments, payable on December 31, 2021 and December 31, 2022 and adjusted by the IPCA inflation rate.

On August 31, 2016, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019 and R$ 128,162 was paid in December 2020, and the remaining amounts are payable in two equal installments, payable on December 31, 2021 and December 31, 2022 and adjusted by the IPCA inflation rate.

19.	Contingencies

a)	Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total

At December 31, 2017	2,356	20,641	22,997
Additions	3,305	4,750	8,055
Accrued interest	59	581	640
Payments	(390)	(5,126)	(5,516)
Reversals	(3,477)	(4,665)	(8,142)
At December 31, 2018	1,853	16,181	18,034
Additions	2,924	6,770	9,694
Accrued interest	71	481	552
Payments	(834)	(2,257)	(3,091)
Reversals	(42)	(6,637)	(6,679)
Classified as held for sale	(32)	(75)	(107)
At December 31, 2019	3,940	14,463	18,403
Additions	454	5,207	5,661
Accrued interest	109	399	508
Payments	(1,552)	(3,582)	(5,134)
Reversals	(933)	(4,173)	(5,106)
Classified from held for sale	32	75	107
At December 31, 2020	2,050	12,389	14,439

The Company’s subsidiaries are parties to legal and administrative proceedings. These proceedings generally refer to legal and administrative disputes involving unions, employees, suppliers and students. Provisions are recorded for legal proceedings that represent probable loss. The assessment of the likelihood of loss includes an analysis of available evidence, including the opinion of internal and external legal counsel. Management believes that the provisions are sufficient and properly stated in the financial statements.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Indemnification assets

Pursuant to the terms and conditions of the purchase and sale agreement described in note 1.1, the periods of responsibility for each party in relation to such claims, value limits, notification criteria and reciprocal indemnity were defined. The rights generated by the purchase and sale agreement are as follows:

Assets	Civil	Labor	Total
At December 31, 2017	2,210	17,418	19,628
Additions	2,840	3,580	6,420
Accrued interest	56	546	602
Realized	(33)	(246)	(279)
Reversals	(3,379)	(6,512)	(9,891)
At December 31, 2018	1,694	14,786	16,480
Additions	131	4,760	4,891
Accrued interest	55	421	476
Realized	(77)	(1,312)	(1,389)
Reversals	(735)	(4,922)	(5,657)
At December 31, 2019	1,068	13,733	14,801
Additions	-	85	85
Accrued interest	29	379	408
Realized	(86)	(2,792)	(2,878)
Reversals	(212)	(3,013)	(3,225)
At December 31, 2020	799	8,392	9,191

c)	Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company's legal counsel. The breakdown of existing contingencies as of December 31, 2020 and 2019 is as follows:

	2020	2019
Civil	8,106	11,263
Labor	17,385	15,460
Tax	31,674	30,491
Total	57,165	57,214

Civil proceedings classified as possible loss

As of December 31, 2020, the Company’s subsidiaries were subject to 521 civil claims. Most of the lawsuits are related to consumer claims, including discussions regarding undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been grated scholarships and public financing and denial of enrollment in courses, among others.

Labor proceedings classified as possible loss

As of December 31, 2020, the Company’s subsidiaries were subject to 149 labor claims. Most of these claims are related to overtime, salary equalization, vacation payments and/or non-enjoyment of vacation periods, severance payments and termination fees, and indemnities based on Brazilian labor laws.

Tax proceedings classified as possible loss

At December 31, 2020, the Company has an outstanding tax administrative proceeding related to Tax Infraction Notice No. 000204.00/2017, issued by the Porto Alegre City Hall Municipal Finance Department, in the total amount of R$ 28,024, corresponding to alleged Service Tax (ISS) debt, plus a 150% fine and late payment interest, for the period from January 2012 to June 2017.

The interpretation of the Porto Alegre City Hall Tax Authorities is that the educational services provided at a distance by the Company, from its headquarters in Indaial/SC, would be subject to ISS taxation in the City of Porto Alegre, where it maintains a distance learning center. This interpretation is contested at an administrative level by the Company’s external law firm.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Liability for any payment of such debt shall be in accordance with the liability periods defined in accordance with the terms and conditions of the purchase and sale agreement described in note 18, and Sellers shall be liable for any debts relating to the period prior to the closing date of the acquisition (February 29, 2016).

20.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the Administration.

b)	Share capital

As described in Note 1, on September 2, 2020, each of Vitru’s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited.

As a consequence of this reverse share split, the share capital previously represented by 522,315,196 common shares, was reduced to 17,058,053 common shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Additionally, on September 22, 2020, the share capital of the Company was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting share issuance costs amounting R$ 47,582.

As of December 31, 2020, the Company’s share capital is represented by 23,058,053 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled, as detailed in Note 22.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.
•	the grant date fair value of shares issued to employees upon exercise of options.

d)	Dividends

The Company currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the year ended December 31, 2020, and do not anticipate paying any in the foreseeable future.

21.	Earnings per share
21.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table contains the earnings (loss) per share of the Company for year ended December 31, 2020, 2019 and 2018 (in thousands except per share amounts):

Basic earnings per share	2020	2019	2018
Net income (loss) attributable to the shareholders of the Company	52,114	(66,160)	(45,204)
Weighted average number of outstanding common shares (thousands)	18,702	16,849	16,287
Basic earnings (losses) per common share (R$)	2.79	(3.93)	(2.78)

21.2.	Diluted

As of December 31, 2020, the Company had outstanding and unexercised options to purchase 763 thousand (2019 – 797 thousand and 2018 – 788 thousand) common shares which are included in diluted earnings per share calculation. In 2019 and 2018, outstanding options were all anti-dilutive.

Diluted earnings per share	2020	2019	2018
Net income (loss) attributable to the shareholders of the Company	52,114	(66,160)	(45,204)
Weighted average number of outstanding common shares (thousands)	19,465	16,849	16,287
Diluted earnings (losses) per common share (R$)	2.68	(3.93)	(2.78)

The number of common shares outstanding was retrospectively adjusted due to the reverse share split of shares occurred in the corporate reorganization, described in Note 1.1.

22.	Share-based compensation

First Share Option Plan

The Company offers to its managers and executives a Share Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Company to retain quality human capital.

The Share Option Plan was approved on June 8, 2017 and comprises the granting of up to 25,471,110 (after reverse share split 821,649) common share options with no par value, representing up to approximately five percent (5%) of the number of Company-issued common shares on the Plan’s approval date. The Plan is administered and managed by the Company's Board of Directors and the SOP Management Committee.

In the event of any change in the number of common shares issued by the Company resulting from any split, reverse split, amortization, repurchase, cancellation or exchange of shares, the Share Options limit stated in the heading shall be automatically adjusted to reflect any new number of Share Options, regardless of the approval of any amendment to this Plan.

The Share Option Plan initially issued by Vitru Brazil and then transferred to the Company upon the corporate reorganization described in Note 1. The transfer did not result in any changes on the Plan nor its balances in the consolidated financial statements.

The amount of options granted by the Company was reduced from 22,218 thousand to 715 thousand as a result of the reverse share split of the corporate reorganization described in Note 1. The original purchase and selling value of each option, as determined in the Share Option Plan, was multiplied by the reverse share split denominator in order to maintain the fair value as it was before the corporate reorganization.

Each share option grants its holder the right to purchase one (1) Company share, strictly under the terms and conditions set forth in that plan. Options are not entitled to dividends on the underlying shares.

In order to satisfy the exercise of share options granted under the plan, the Company may, at the discretion of the Board of Directors issue new shares within the Company’s authorized capital limit or may even sell treasury shares.

The share options granted to a participant are subject to a vesting period so that they are exercisable, subject to the applicable rules set forth in each grant program, in accordance with the schedule (as from each schedule date a given lot of share options shall be exercisable, a "Vesting Date"), where each year, twenty percent (20%) of the share options granted may be exercised.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

When exercised, the vested options are settled in shares issued by Company which can be sold by the employee along with controlling shareholders on exit events or hold by the employee until the end of the plan in exchange for cash consideration by selling shares back to the Company. This represents a compound instrument, thus the expense is recognized with an increase in liability, to the limit of its fair value, derived from a formula based on the Company’s performance and remeasured at each reporting date, and any residual difference between the fair value of the compound instrument and the liability as of each reporting date will be attributed to the equity component of the instrument.

Participants have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Upon an exit event, which may be either a transfer of control of the Company or secondary public offerings of Company-issued shares on the Brazilian or international publicly traded market, all options may become fully vested and may be fully or partially exercised by the participants.

Participants also shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

a)	Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2020		2019		2018
	Number of options	WAEP per option	Number of options	WAEP per option	Number of options	WAEP per option
As of January 1	733,136	46.19	640,763	35.96	599,864	30.07
Granted during the year	-	-	167,972	63.86	176,813	53.94
Exercised during the year	(209,179)	37.23	(59,165)	31.62	(47,989)	30.38
Forfeited during the year	(17,681)	17.36	(16,435)	31.62	(87,925)	31.00
As of December 31	506,276	37.95	733,136	46.19	640,763	35.96
Exercisable at December 31	415,462	42.01	544,291	41.54	450,206	33.17

Repurchased during the year (ii)	-	-	(59,165)	37.82

(i) The number of options and WAEP per option were also retrospectively adjusted due to the reverse share split in the corporate reorganization described in Note 1.1.

(ii) Represent shares repurchased upon termination of employee.

No options expired during the years ended December 31, 2020 and 2019.

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31 2020	December 31 2019
Weighted average remaining vesting period	1,3 years	2,3 years
Weighted average remaining expiring period	3,3 years	4,3 years
Purchase option exercise price range	R$33,76 - R$100,69	R$1,05 - R$3,13

Weighted average remaining selling period	5,3 years	6,3 years
Expected selling / repurchase price	R$ 90,72	R$ 3,41

Due to the reverse share split of the corporate reorganization described in Note 1, original purchase and selling value of each option, as determined in the Share Option Plan, was multiplied by the reverse share split denominator in order to maintain the fair value of the total options granted as it was before the corporate reorganization.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

c)	Options granted:

No new options from the first Stock Option Plan were granted during the year ended December 31, 2020.

The model inputs for options granted during the year ended December 31, 2019 included:

December 31 2019
Grant date	September 1, 2019
Expiry date	March 1, 2025
Share price at grant date	R$ 3.02
Exercise price	R$ 3.12
Expected price volatility	406%
Risk-free interest rate	52%
Model used	Black-Scholes

Given the fact that Company’s shares were not publicly traded, the expected price volatility is based on the historical volatility of similar listed entities in the same industry following comparable periods for the remaining life of the options.

d)	The expense recognized for employee services received during the year is as follows:

Expense arising from share-based payment transactions	2020	2019	2018
Equity-settled	-	5,372	2,821
Cash-settled	11,823	21,000	4,629
	11,823	26,372	7,450

The fair value of cash-settled transactions were calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs (Note 6).

Second Share Option Plan

The Company offers to its managers and executives a Share Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Company to retain quality human capital.

The Second Share Option Plan was approved on November 19, 2020 and comprises the granting of common share options with no par value, representing up to approximately five percent (5%) of the number of Company-issued common shares on the Plan’s approval date. The Plan is administered and managed by the Company's Board of Directors.

In order to maintain the economic rights of the Participants, if the number of shares that make up the Company's capital is increased or decreased, including due to the split or reverse share split, the Board of Directors must make the appropriate adjustments to the number of shares to be issued according to the Options that were exercised and those that have not been exercised, except if the change in the number of shares that make up the Company's capital is due to the issuance of new shares due to capital increases or capital reduction and/or repurchase of shares, when no adjustments will be made to the number of shares to be issued in accordance with the Options. No fraction of Shares will be issued under the Plan or due to any of the adjustments provided for in this Section.

Each share option grants its holder the right to purchase one (1) Company share, strictly under the terms and conditions set forth in that plan. Options are not entitled to dividends on the underlying shares.

The share options granted to a participant are subject to a vesting period so that they are exercisable, subject to the applicable rules set forth in each grant program, in accordance with the schedule (as from each schedule date a given lot of share options shall be exercisable, a "Vesting Date"), where each year, a proportion of the share options granted may be exercised.

Participants have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

In the event of a Material Transaction, Relevant Corporate Reorganization or Dissolution occurs and the Participant is Terminated as from such event, the Vesting Period of the Option held by the Terminated Participant will be fully anticipated, so that the Participant must exercise the Options within 60 (sixty) days as of the date of Termination.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)	Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2020
	Number of options	WAEP per option
As of January 1	-	-
Granted during the year	874,888	0.54
As of December 31	874,888	0.54
Exercisable at December 31	-	-

No options expired during the year ended December 31, 2020.

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

December 31 2020
Weighted average remaining vesting period	3,0 years
Weighted average remaining expiring period	5,7 years
Purchase option exercise price range	R$83,14

c)	Options granted during the year ended December 31, 2020

December 31 2020
Grant date	December 11, 2020
Expiry date	September 9, 2026
Share price at grant date	USD 14,34
Exercise price	USD 16,00
Expected price volatility	50.65%
Risk-free interest rate	5.01%
Model used	Black-Scholes

The expense arising from share-based payment transactions from the Second Stock Options Plan in 2020 was R$ 525

23.	Key management compensation and related parties

a)	Key management compensation

Key management includes professionals selected at the sole discretion of the Board of Directors from among the Company's managers and executives.

The total compensation expense with key management for their services is shown below:

	2020	2019
Salaries and related charges	6,769	5,967
Variable compensation (i)	2,901	1,732
Share-based compensation	11,823	26,372
Total	21,493	34,071

(i) Variable compensation as defined by the Board of Directors in an agreement with Group executives.

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Related parties

The Company holds quotas of investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the lawyer firm Kloch Advocacia. All the companies are an indirect related party.

	Balance sheet		Profit or loss
	2020	2019	2020	2019	2018
FI Vinci Renda Fixa Credito Privado
Short-term investments	39,216	38,493
Financial income			851	2,136	36,556

Austral Seguradora S/A
Prepaid expenses	455	758
General and administrative expenses			(303)	(151)	-

Kloch Advocacia
General and administrative expenses	-	-	(217)	(214)	(178)

24.	Revenue

	2020	2019	2018
Gross revenue	673,872	598,344	497,850
(-) Cancellation	(14,764)	(20,890)	(16,283)
(-) Discounts	(24,128)	(19,104)	(16,997)
(-) ProUni scholarships (i)	(98,289)	(82,132)	(68,008)
(-) Taxes and contributions on revenue	(17,512)	(15,151)	(13,113)
Net revenue	519,179	461,067	383,449

Timing of revenue recognition
Transferred over time	517,950	459,658	382,589
Transferred at a point in time (ii)	1,229	1,409	860
Net revenue	519,179	461,067	383,449

(i) Scholarships granted by the federal government to students under the ProUni program as described in Note 2.5.s

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In the year ended December 31, 2020, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, is R$ 153,776 (2019 R$ 110,411 – 2018 R$ 75,206). As of December 31, 2020, the balance payable to the hub partner is R$ 21,881 (December 31, 2019 - R$ 6,697, December 31, 2018 - R$ 21,537).

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

25.	Costs and expenses by nature

	2020	2019	2018
Payroll (i)	207,511	212,683	159,428
Sales and marketing	67,532	54,212	36,804
Depreciation and amortization (ii)	51,475	62,445	56,284
Material	13,023	17,911	16,911
Consulting and advisory services	14,732	11,927	16,843
Maintenance	8,909	6,420	5,644
Utilities, cleaning and security	6,269	7,085	7,013
Contingencies	4,763	3,707	317
Leases	2,929	3,796	6,170
Taxes	2,075	1,705	1,235
Impairment losses (iii)	-	51,022	33,537
Other expenses	2,690	4,927	5,288
Total	381,908	437,840	345,474

Costs of services	221,452	211,547	184,161
General and administrative expenses	73,852	125,344	90,667
Selling expenses	86,604	100,949	70,646
Total	381,908	437,840	345,474

(i) Payroll expenses include for the year ended December 31, 2020 R$ 195,688 (2019 – R$ 186,311, 2018 – R$ 151,978) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ 11,823 (2019 R$ 26,372, 2018 R$ 7,450) related to share-based compensation.

(ii) From the total depreciation and amortization, R$ 36,757 (2019 – R$ 24,857, 2018 – R$ 20,472) relates Cost of services, R$ 11,463 (2019 – R$ 12,721, 2018 – R$ 10,945) relates to General and administrative expenses and R$ 3,255 (2019 - R$ 24,867, 2018 - R$ 24,867) relates to Selling expenses.

(iii) The impairment losses occurred in 2019 due to the excess of the undergraduate presential segment’s carrying amount over its respective recoverable amount, firstly allocated to segment’s goodwill and the remainder proportionally allocated to other intangible assets. From the total impairment losses occurred in the year of 2019, R$ 186 relates to Cost of services, R$ 43,200 (2018 – R$ 33,537) relates to General and administrative expenses and R$ 7,636 relates to Selling expenses.

26.	Other income (expenses), net

	2020	2019	2018
Deductible donations	(300)	(300)	(300)
Contractual indemnities	(85)	(647)	(712)
Modification of lease contracts - Note 13	3,052	-	-
Other revenues	743	437	332
Other expenses	(2,898)	(395)	(361)
Total	512	(905)	(1,041)

Vitru Limited

Notes to the financial statements.

December 31, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

27.	Financial results

	2020	2019	2018
Financial income
Interest on tuition fees paid in arrears	15,715	8,265	8,887
Financial investment yield	6,296	10,726	12,635
Foreign exchange gain (i)	13,550	-	-
Other	997	203	504
Total	36,558	19,194	22,026

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(34,980)	(44,258)	(51,739)
Interest on lease	(15,085)	(12,393)	(10,778)
Interest on loans and financing	(6,205)	-	-
Foreign exchange loss	(2,714)	-	-
Other	(5,434)	(3,739)	(2,080)
Total	(64,418)	(60,390)	(64,597)

Financial results	(27,860)	(41,196)	(42,571)

(i) Gain of R$ 12,966 due to exchange rate increase over the proceeds from the initial public offering while cash not partially transferred to operations in Brazil.

28.	Other disclosures on cash flows

Non-cash transactions

In the year ended December 31, 2020:

●	The amount of R$ 51,991 (2019 - R$ 39,762) regarding additions on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 15,934 (2019 - R$ 0) regarding lease modifications that reduced lease liabilities, was also reduced in the right-of-use assets line item.
●	The amount of R$ 2,878 (2019 – R$ 1,389) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

***